Mail Stop 7010

May 9, 2006

via U.S. mail and facsimile

Richard E. Trewhella
Corporate Controller & Treasurer
Glassmaster Company
P.O. Box 788
Lexington, SC  29071

	Re:	Glassmaster Company
		Form 10-KSB for the fiscal year ended August 31, 2005 Forms 10-QSB for period ended December 4, 2005 and March
5,
2006
      File No. 0-2331

Dear Mr. Trewhella:

      We have reviewed your response letters dated May 2, 2006 and May 3, 2006, and have the following additional comments. Where indicated, we think you should revise your document or revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. We note your letter dated May 3, 2006, regarding your request to remove the OTCBB Delinquency Notification from your record. As discussed in a call on May 8, 2006, your request should be discussed with the NASD. Please also be advised that Regulation S-T requires the filing of Form 12b-25 on EDGAR. In addition, please also be advised that your second quarter 10-QSB appears on EDGAR with a filing date of April 25, 2006, which is one day past the five day extension deadline, had your Form 12b-25 been timely filed on EDGAR.

2. Where we have asked in our comments below for you to disclose information in future filings, please specifically confirm that you will do so, as part of your response.


Form 10-KSB for the year ended August 31, 2005

Management`s Discussion and Analysis, page 6

Review of Operations, page 6

3. We have reviewed your response to comment 1 in our letter dated April 4, 2006. You indicate that a large portion of business has moved overseas. In future filings, please quantify and disclose the impact this move has had for each period presented or will have on your results of operations, financial position, and cash flows.

Liquidity and Capital Resources, page 9

4. We note your response to prior comment 2 in our letter dated
April
4, 2006. We requested the remaining amounts available under your credit lines, not the maximum amounts available under your credit lines. Based on your disclosure, we note that the maximum amounts available under your two credit lines are $2.5 million and $1.15 million. However, we also note your disclosure that you had amounts outstanding as of March 5, 2006 of $2.6 million and $0.9 million. Accordingly, please tell us and disclose in future filings, the remaining amounts available under your credit lines.

5. We have reviewed your response to comment 4 in our letter dated April 4, 2006. We are re-issuing the first, third and fourth bullets of our original comment, given your response did not address our inquiries. That is:
* In note 6, please clearly identify the appropriate debt as convertible.
* Tell us how you are accounting for these various features, specifically your conversion feature and how you considered the guidance in SFAS 133, EITF 00-19, EITF 98-5 and EITF 00-27.
* Please also provide us with a copy of your subordinated convertible debenture indentures and tell us whether this contract is a material contract that should be filed as an exhibit pursuant to Item 601(b)(10) of Regulation S-B. In this regard, it does not appear to be filed as an exhibit to your Form 10-KSB or your Form 10-QSB.

Item 14. Controls and Procedures, page 11

6. We have reviewed your response to comment 5 in our letter dated April 4, 2006. However, we note these revisions have not been appropriately applied to your second quarter Form 10-QSB. Therefore, in future filings, please expressly indicate in your disclosure that the date as of when the evaluation made by your principal executive officer and principal financial officer is the date as of the end of the period covered by each report. Furthermore, please expressly disclose that, if true, your disclosure controls and procedures were effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC`s rules and forms, and that your disclosure controls and procedures are also effective to ensure that information required to be disclosed by you in the reports you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

7. We have reviewed your response to comment 6 in our letter dated April 4, 2006. However, we note these revisions have not been appropriately applied to your second quarter Form 10-QSB. Therefore, in future filings, please expressly disclose any change in your internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules
13a-15 or 15d-15 that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

Certifications, page 12-14

8. We have reviewed your response to comment 7 in our letter dated April 4, 2006. However, we note these revisions have not been appropriately applied to your second quarter Form 10-QSB. Therefore, please amend your Form 10-KSB for the year ended August 31, 2005,
and
your subsequent Forms 10-QSB for the quarter ended December 4,
2006
and March 5, 2006 to conform your section 302 certifications exactly to Item 601(b)(31) of Regulation S-B. Please also tell us when you will file your amended documents.

Consolidated Statement of Cash Flows, page 20

9. We have reviewed your response to comment 8 in our letter dated April 4, 2006. In light of the materiality of this misclassification, when you amend your 2005 Form 10-KSB and your Forms 10-QSB for fiscal 2006, in response the comment above, please restate your statement of cash flows to reflect the reclassification of the payments for the renewal fees to financing activities.

In addition, please be advised that you are required to disclose the information listed under Item 4.02(a) of Form 8-K within four days of your conclusion regarding the nonreliance of previously issued financial statements due to the error in your statement of cash flows.

Further, we remind you that when you file your amended Form 10-KSB and Forms 10-QSB, you should appropriately address the following with respect to the error in your statement of cash flows:
* an explanatory paragraph in the reissued audit opinion,
* full compliance with SFAS 154, paragraphs 25 and 26,
* fully update all affected portions of the document, including
MD&A,
* updated Item 14 disclosures in Form 10-KSB and Item 3
disclosures
in Forms 10Q-SB should include the following:
o	a discussion of the restatement and the facts and
circumstances
surrounding it,
o	how the restatement impacted the CEO and CFO`s original
conclusions regarding the effectiveness of their disclosure
controls
and procedures,
o	changes to internal controls over financial reporting, and
o	anticipated changes to disclosure controls and procedures
and/or
internal controls over financial reporting to prevent future misstatements of a similar nature.
Refer to Items 307 and 308(c) of Regulation S-K.
* updated certifications.

Note 8 - Income Taxes, page 27

10. We have reviewed your response to comment 13 in our letter dated
April 4, 2006. Please confirm you will disclose your rate reconciliation in future filings.

11. We have reviewed your response to comment 14 in our letter dated
April 4, 2006. In future filings, please disclose the following in your management`s discussion and analysis:
* the reasons for the change in your deferred tax asset valuation allowance.
* why the estimated amount of the gain in South Carolina associated with your tax planning strategy changed from the prior year to the current year.
* how you estimated the taxable gain associated with your tax planning strategy, including any assumptions that are reasonably likely to change.

12. We have reviewed your response to comment 15 in our letter dated
April 4, 2006. You refer us to Schedules A and B for the amounts and expiration dates of your NOL`s segregated by year and jurisdiction.
Please provide said schedules as a correspondence file on EDGAR. In addition, please confirm you will disclose this information in future filings.





Note 13 - Business Segments, page 30

13.  We have reviewed your response to comment 16 in our letter dated
April 4, 2006.  You state that all information your chief
financial
officer receives is disclosed in the 10-KSB as well as the quantitative analysis and that you conform to SFAS 131 paragraphs 15 and 17.  This statement does not adequately address the points listed
in our comment.  Therefore, we are re-issuing the original
comment.
Also, please tell us who your chief operating decision maker is. Refer to paragraph 12 of SFAS 131. It is unclear why your CFO, as opposed to your CEO, would be your chief operating decision maker. In addition to fully responding to our original comment, we remind you that we expect you to:
* explain to us in detail how you have applied paragraphs 10 and
17
of SFAS 131, and
* provide us with copies of the actual reports received by your chief operating decision maker, who may or may not be your chief financial officer.

Note 15 - Purchase of Business Assets, page 32

14. We have reviewed your response to comment 17 in our letter dated
April 4, 2006. We re-issue the second bullet of our original comment. That is, please tell us the factors you considered in concluding that no intangible assets such as trademarks, customer relationships, or goodwill required recognition under paragraphs 39 and 43-45 of SFAS 141.

Form 10-QSB for the period ended December 4, 2005

Management`s Discussion and Analysis, page 9

Results of Operations, page 9

15. We note your response to prior comment 20 in our letter dated April 4, 2006, which states that there were no changes in other income and other expense on a gross basis. However, we note that other income and expense - net increased from $144 for the three months ended December 5, 2004, to $230 for the three months ended December 4, 2005. Further, we note that other income and expense
-
net increased from $144 for the three months ended March 6, 2005, to
$172 for the three months ended March 5, 2006. Accordingly, as previously requested in our letter dated April 4, 2006, and as previously agreed to in your letter dated March 10, 2003, please tell us and disclose, in future filings, the reasons for the changes in other income and, separately, in other expense, from period to period.


*    *    *    *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	You may contact me at (202) 551-3255, if you have questions regarding comments on the financial statements and related matters.


Sincerely,



Nili Shah
Accounting Branch Chief
Mr. Richard E. Trewhella
Corporate Controller & Treasurer
Glassmaster Company
May 9, 2006
Page 6




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE